

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via E-mail</u>
Mr. Jonathan Leinwand
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

Re: Galea Life Sciences, Inc.
Registration Statement on Form 10-12G
Filed September 29, 2009
File No. 000-15076

Dear Mr. Leinwand:

We last issued comments on the above captioned filing on July 16, 2010. On June 26, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Jennifer Riegel at (202) 551-3575 or the undersigned at (202) 551-3715 if you have any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director